UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

☐ SEMIANNUAL REPORT PURSUANT TO REGULATION A

or

☒ SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended: June 30, 2025

GK Investment Holdings III LLC
(Exact name of issuer as specified in its charter)

Delaware	33-3781161
State or other jurisdiction of incorporation or organization	(I.R.S. Employer Identification No.)

257 East Main Street, Suite 200 Barrington, Illinois 60010
(Full mailing address of principal executive offices)

(847) 277-9930
(Issuer’s telephone number, including area code)

Item 1. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Forward Looking Statements

This Semi-Annual Report on Form 1-SA of GK Investment Property Holdings III, LLC, a Delaware limited liability company, contains certain forward-looking statements that are subject to various risks and uncertainties. Forward-looking statements are generally identifiable by use of forward-looking terminology such as “may,” “will,” “should,” “potential,” “intend,” “expect,” “outlook,” “seek,” “anticipate,” “estimate,” “approximately,” “believe,” “could,” “project,” “predict,” or other similar words or expressions. Forward-looking statements are based on certain assumptions, discuss future expectations, describe future plans and strategies, contain financial and operating projections or state other forward-looking information. Our ability to predict results or the actual effect of future events, actions, plans, or strategies is inherently uncertain. Although we believe that the expectations reflected in our forward-looking statements are based on reasonable assumptions, our actual results and performance could differ materially from those set forth or anticipated in our forward-looking statements.

When considering forward-looking statements, you should keep in mind the risk factors and other cautionary statements in this report. Readers are cautioned not to place undue reliance on any of these forward-looking statements, which reflect our views as of the date of this report. The matters summarized below and elsewhere in this report could cause our actual results and performance to differ materially from those set forth or anticipated in forward-looking statements. Accordingly, we cannot guarantee future results or performance. Furthermore, except as required by law, we are under no duty to, and we do not intend to, update any of our forward-looking statements after the date of this report, whether as a result of new information, future events or otherwise.

All figures provided herein are approximate.

General

GK Investment Property Holdings III, LLC is a Delaware limited liability company formed on March 5, 2025 in order to invest in, lend on and operate commercial rental properties, lease such properties to multiple tenants, and make such other real estate related investments as are consistent with its investment objectives and that GK Development, Inc. dba GK Real Estate (referred to herein as “GK Real Estate”), our manager, deems appropriate.

As of the date of this Semi-Annual Report, the company does not have any assets.

Our company is focused on investing in existing income producing commercial properties that will benefit from GK Real Estate’s operating and leasing skills, including re-leasing, redeveloping, renovating, refinancing, repositioning, and selling. We may also invest in mortgages, mezzanine debt, or other types of real estate interests. GK Real Estate intends to actively participate in the management of our company’s properties rather than hold them as passive investments; provided, that we may make debt investments in properties owned and controlled by other affiliates of GK Real Estate. The objective of this strategy is to maximize cash flow and property value at the time of final disposition. By doing this, GK Real Estate maximizes the potential of our company to pay its obligations under the Bonds as they become due. Holding periods for our company’s investments will vary depending on several factors.

Our acquisition focus is concentrated on quality assets with performant tenants in markets with strong growth demographics. We specifically target retail locations in growth corridors with strong accessibility and visibility, high traffic counts, and proximity to residential growth. Though we will also consider tertiary commercial real estate uses like industrial, multi-family, retail, or self-storage as an ancillary investment strategy to synergize with our core retail strategy. We look for stable, well-maintained properties that have a diversified tenant mix. Our retail property focus has an emphasis on properties well positioned for the future, including junior box centers, power centers, and other retail shopping centers anchored by grocery stores and tenants resistant to e-commerce disruption as well as service providers with limited online counterparts.

GK Real Estate will generally purchase or lend on individual properties but may consider portfolio purchases and/or loans.

While the focus of the company is on income producing properties and not ground up development, at times our company may have opportunities to acquire or make debt investments in commercial real property which includes unimproved pad sites for future development and leasing opportunities. In such instances, our company may retain the unimproved pad sites for ground lease, build-to-suit and/or sale opportunities that would financially benefit the company.

Management. The sponsor of our company, GK Real Estate, is a Barrington, Illinois based real estate acquisition and development company specializing in the acquisition, management, and redevelopment of commercial rental properties. Its management provides years of experience successfully acquiring, redeveloping, and managing commercial rental properties. Mr. Garo Kholamian is the President and founder of GK Real Estate. Prior to GK Real Estate, Mr. Kholamian was Senior Vice President of Development for Homart Development Co., the real estate development arm of Sears Roebuck. In this position, he was instrumental in the development of shopping centers across the United States. See “Directors and Executive Officers” for more information on Mr. Kholamian and the seven other individuals responsible for the management of GK Real Estate.

Since 1995, GK Real Estate and its management team have had experience in successfully acquiring, redeveloping, and managing a diversified portfolio of office, retail, and multifamily real estate properties. GK Real Estate controls a portfolio of real estate assets currently valued at over $500 million which represents 5.4 million square feet of office, multifamily and commercial space throughout the U.S. We benefit from GK Real Estate’s real estate operating and leasing skills, including releasing, redeveloping, renovating, refinancing, repositioning, and selling.

We do not have any employees. GK Real Estate’s management team is comprised of operation managers who are responsible for the day-to-day operation of GK Real Estate and our company.

We filed an offering statement on Form 1-A (the “Offering Statement”), with the United States Securities and Exchange Commission (the “SEC”), June 12, 2025, which Offering Statement was qualified by the SEC on August 18, 2025.

On August 18, 2025, GK Investment Property Holdings III, LLC, commenced active operations. Pursuant to the Offering Statement, we are offering a maximum of $75,000,000 of the Company’s 8% bonds (the “Bonds”). The purchase price per Bond is $1,000, with a minimum purchase amount of $5,000. As of the date of the filing of this Form 1-SA, the company has not sold any Bonds.

Results of Operation

Having not commenced active operations, we have not acquired any properties or other assets, our management is not aware of any material trends or uncertainties, favorable or unfavorable, other than national economic conditions affecting our targeted portfolio, the commercial rental real estate industry and real estate generally, which may be reasonably anticipated to have a material impact on the capital resources and the revenue or income to be derived from the operation of our assets.

 Liquidity and Capital Resources

We are offering and selling to the public in this offering up to $75,000,000 in the aggregate of the Bonds (the “Offering”). Our principal demands for cash will be for acquisition costs, including the purchase price of any properties, loans and securities we acquire, improvement costs, the payment of our operating and administrative expenses, and all continuing debt service obligations, including our obligations to service our Bonds (“Bond Service Obligations”). Generally, we will fund our acquisitions from the net proceeds of this offering. We intend to acquire our assets with cash and mortgage or other debt, but we also may acquire assets free and clear of permanent mortgage or other indebtedness by paying the entire purchase price for the asset in cash.

We expect to use debt financing as a source of capital. We have no limits on the amount of leverage we may employ; however, senior property debt is generally expected to be approximately 50-60% of the cost of our real property investments in the current lending environment, and up to an approximate maximum of 60-70%.

We anticipate that adequate cash will be generated from operations to fund our operating and administrative expenses, and all continuing debt service obligations, including the Bond Service Obligations. However, our ability to finance our operations is subject to some uncertainties. Our ability to generate working capital is dependent on our ability to attract and retain tenants and the economic and business environments of the various markets in which our properties are located. Our ability to sell our assets is partially dependent upon the state of real estate markets and the ability of purchasers to obtain financing at reasonable commercial rates. In general, we intend to pay debt service from cash flow from operations. Moreover, our manager may change this policy, in its sole discretion, at any time.

Potential future sources of capital include secured or unsecured financings from banks or other lenders, establishing additional lines of credit, proceeds from the sale of properties and undistributed cash flow. Note that, currently, we have not identified any source of financing, other than the proceeds of the Offering, and there is no assurance that such sources of financing will be available on favorable terms or at all.

Trend Information

See “Results of Operation” above.

Item 2. Other Information

None.

Item 3. Financial Statements

GK Investment Holdings III, LLC

(a Delaware limited liability company)

Financial Report

For the Period from Inception (March 5, 2025) to June 30, 2025

GK Investment Holdings III, LLC

GK Investment Holdings III, LLC

Consolidated Balance Sheets

June 30, 2025, and March 31, 2025

(Unaudited)
	June 30,	March 31,
	2025	2025
ASSETS
Rental properties	$-	$-
Less: Accumulated depreciation	-	-
	-	-

Cash	-	-
Restricted cash - funded reserves	-	-
Accounts receivable - tenants	-	-
Other assets	-	-
Total assets	$-	$-

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES
Notes payable - net	$-	$-
Bonds payable - net	-	-
Total liabilities	-	-

Member's Equity
Member's Equity	-	-
Total liabilities and member's equity	$-	$-

See notes to financial statements.

GK Investment Holdings III, LLC

Consolidated Statements of Operations

For the period from Inception (March 5, 2025) to June 30, 2025, and for the period from Inception (March 5, 2025) to March 31, 2025

(Unaudited)
	For the period	For the period
	from Inception	from Inception
	(March 5,2025)	(March 5,2025)
	through June 30,	Ended March 31,
	2025	2025
Revenues	$-	$-

Operating Expenses	-	-

Consolidated Net Income	$-	$-

See notes to financial statements.

GK Investment Holdings III, LLC

Consolidated Statements of Members’ Equity

For the period from Inception (March 5, 2025) to June 30, 2025

	June 30,	March 31,
	2025	2025
Balance - Beginning of Period	$-	$-

Consolidated Net (Loss) Income	-	-

Balance - End of Period	$-	$-

See notes to financial statements.

GK Investment Holdings III, LLC

Consolidated Statement of Cash Flows

For the period from Inception (March 5, 2025) to June 30, 2025, and for the period from Inception (March 5, 2025) to March 31, 2025

(Unaudited)
	For the period	For the period
	from Inception	from Inception
	(March 5, 2025)	(March 5, 2025)
	through June 30,	Ended March 31,
	2025	2025
Cash Flows from Operating Activities	$-	$-

Cash Flows from Operating Activities	-	-

Cash Flows from Investing Activities	-	-

Net Increase (Decrease) in Cash and restricted cash	-	-

Cash and restricted cash - Beginning of period	-	-

Cash and restricted cash - End of period	$-	$-

See notes to financial statements.

GK Investment Holdings III, LLC

Notes to Financial Statements

For the Period from Inception (March 5, 2025) to June 30, 2025

Note 1 – Organization and Summary of Significant Accounting Policies for Future Operations

The following items represent the Company’s accounting policies and will be used once operations commence. There have been no operations to date.

Description of Business – GK Investment Holdings III, LLC, (“GKIH III” and/or the “Company”), was formed on March 5, 2025 with the intent to acquire and or loan on existing income producing commercial properties for the purpose of holding and operating such properties, and if the need arises, to redevelop the properties for an alternative use other than intended when originally acquired. However, GKIH III is permitted to transact in any lawful business in addition to that stated above. GKIH III anticipates funding acquisitions in part, by offering to investors the opportunity to purchase up to a maximum of $75,000,000 of bonds (the Bonds). The Bonds are unsecured indebtedness of GKIH III.

The Company is managed by GK Development, Inc. (the “Manager” and “Sponsor of the bonds”), an affiliate of the member of GKIH III. The Company has one class of units, Class A units, which are owed 100% by individuals related to the Manager. The members of the Company have limited liability. Pursuant to the terms of the Limited Liability Company Operating Agreement (the “Agreement”), the Company will exist in perpetuity unless terminated as defined in the Agreement.

As reflected in the accompanying financial statements, the Company held no assets during the period and has not issued any Bonds, and therefore, does not have any operating activities as of June 30, 2025.

Allocation of Profits and Losses - Profits or losses from operations of the Company are allocated to the members of GKIH III as set forth in the Agreement. Gains and losses from the sale, exchange, or other disposition of Company property will be allocated to the members of GKIH III in their ownership percentages.

Basis of Accounting - The Company maintains its accounting records and prepares its financial statements on an accrual basis, which is in accordance with accounting principles generally accepted in the United States of America (“GAAP”).

Classification of Assets and Liabilities - The financial affairs of the Company generally do not involve a business cycle since the realization of assets, and the liquidation of liabilities are usually dependent on the Company’s circumstances. Accordingly, the classification of current assets and current liabilities is not considered appropriate and has been omitted from the balance sheet.

Estimates - The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Restricted Cash - The Company will maintain cash and restricted cash balances in federally insured financial institutions that, from time to time, exceed the Federal Deposit Insurance Corporation limits of $250,000. The Company believes that they are not exposed to any significant credit risk on its cash and restricted cash.

Funded reserves are likely to consist of (a) funds required to be maintained under the terms of the various loan agreements, which reserves have been pledged as additional collateral for the loans requiring funds to be reserved; (b) bond service reserve to be maintained under the bond indenture agreement for a period of twelve months commencing from the first bond closing date, and (c) tenant improvement reserve.

GK Investment Holdings III, LLC

Notes to Financial Statements

For the Period from Inception (March 5, 2025) to June 30, 2025

Note 1 – Organization and Summary of Significant Accounting Policies for Future Operations (Continued)

Rental Properties - Acquisitions of rental properties are generally accounted for as acquisitions of a group of assets, with acquisition costs incurred including title, legal, accounting, brokerage commissions and other related costs, being capitalized as part of the cost of the assets acquired, instead of accounted for separately as expenses in the period they are incurred. Land, building, and other depreciable assets are recorded at cost unless obtained in a business combination. Depreciation is calculated using the straight- line method over the estimated useful lives of the assets.

The cost of major additions and betterments are capitalized and repairs and maintenance which do not improve or extend the life of the respective assets are charged to operations as incurred. When property is retired or otherwise disposed of, the cost and accumulated depreciation are removed from the accounts, and any resulting gains or losses are reflected in operations for the period.

Upon the acquisition of rental properties, the purchase price is allocated to the acquired tangible assets (consisting of land, buildings, and improvements) and acquired intangible assets and liabilities (consisting of above-market and below-market leases, leasing commissions and acquired in-place leases). The amount allocated to tangible assets is determined using the income approach methodology of valuation, which amount is then allocated to land, buildings and improvements based on management’s determination of the relative fair values of the assets, relying in part, upon independent third-party valuation reports. In determining the amount allocated to intangible assets and liabilities, factors are considered by management, which include an estimate of carrying costs during the expected lease-up periods and estimates of loss rental revenue during the expected lease-up periods based on current market demand. Management also estimates the costs to execute similar leases, including leasing commissions, tenant improvements, legal and other related costs. Transaction costs associated with asset acquisitions are capitalized and included in the purchase price. There were no asset acquisitions during the Period from inception (March 5, 2025) to June 30, 2025.

Impairment of Assets - The Company reviews the recoverability of long-lived assets including buildings, equipment, and other intangible assets, when events or changes in circumstances occur that indicate that the carrying value of the asset may not be recoverable. The assessment of possible impairment is based on the ability to recover the carrying value of the asset from the expected future pretax cash flow (undiscounted and without interest charges) of the related operations. If these cash flows are less than the carrying value of such assets, an impairment loss is recognized for the difference between the estimated fair value and the carrying value. The measurement of impairment requires management to make estimates of these cash flows related to long lived assets, as well as other fair value determinations. Since there are no long-lived assets recorded on the balance sheet at June 30, 2025, there is no impairment to be considered.

Debt Issuance Costs– Debt issuance costs represent fees and other third-party costs associated with obtaining financing for the rental properties. These costs are amortized on a straight-line basis, which approximates the effective interest method, over the term of the respective agreements. Debt issuance costs are presented on the balance sheet as a direct reduction from the carrying amount of the notes payable. Unamortized costs are expensed when the associated notes payable is refinanced or repaid before maturity. Amortization expense is included in interest expense on the accompanying statement of operations.

GK Investment Holdings III, LLC

Notes to Financial Statements

For the Period from Inception (March 5, 2025) to June 30, 2025

Note 1 – Organization and Summary of Significant Accounting Policies for Future Operations (Continued)

Bond Issuance Costs and Bond Discounts – Bond issuance costs represent underwriting compensation and offering costs and expenses associated with selling the bonds. Bond discounts are a volume-weighted discount dependent on how many bonds are purchased. Both of these costs are amortized on a straight- line basis, which approximates the effective interest method, over the term of the bonds. Bond issuance and bond discount costs are presented on the balance sheet as a direct reduction from the carrying amount of the bond liability. Unamortized bond issue and bond discount costs will be expensed if the bonds are repaid before maturity. Amortization expense is included in interest expense on the accompanying statement of operations.

Deferred Leasing Costs – Deferred leasing costs represent leasing commissions, legal fees and other third-party costs associated with obtaining tenants for the rental properties. These costs are amortized on a straight-line basis over the terms of the respective leases.

Lease Intangible Assets and Liabilities – GAAP requires intangible assets and liabilities to be recognized apart from goodwill if they arise from contractual or other legal rights (regardless of whether those rights are transferrable or separable from the acquired entity or from other rights and obligations).

Accounts Receivable Tenants and Allowance for Doubtful Accounts – Tenant receivables are comprised of billed, but uncollected amounts due for monthly rent and other charges required pursuant to existing rental lease agreements. An allowance for doubtful accounts is recorded when a tenant’s receivable is not expected to be collected. A bad debt expense is charged when a tenant vacates a space with a remaining unpaid balance. At June 30, 2025, no amounts were reserved as an allowance for doubtful accounts. In the event a bad debt expense is recorded such amount would be presented net with income related to leases on the accompanying statement of operations.

Revenues from Rental Properties - Rental income is recorded for the period of occupancy using the effective monthly rent, which is the average monthly rental during the term of the lease. Accordingly, rental income is recognized ratably over the term of the respective leases, inclusive of leases which provide for scheduled rent increases and rental concessions. The difference between rental revenue earned on a straight-line basis and the cash rent due under the provisions of the lease agreements is recorded as deferred rent receivable on the accompanying balance sheet. Rents received in advance are deferred until they become due and are recorded as prepaid rent in the accompanying balance sheet. Additionally, during the term of their respective leases, tenants pay either (i) their pro rata share of real estate taxes, insurance, and other operating expenses (as defined in the underlying lease agreement), or (ii) a fixed rate for recoveries. For most of our leases, we receive a fixed payment from the tenant for these reimbursed expenses, which is recognized as revenue on a straight-line basis over the term of the lease. We accrue reimbursements from tenants for recoverable portions of all of these expenses as variable lease consideration in the period the applicable expenditures are incurred. We recognize differences between estimated recoveries and the final billed amounts in the subsequent year. There were no leases in place as of June 30, 2025.

Income Taxes – GKIH III is treated as a partnership for federal income tax purposes and consequently, federal income taxes are not payable or provided for by the Company. The members of GKIH III are taxed individually on their pro-rata ownership share of the Company’s earnings.

GAAP basis of accounting requires management to evaluate tax positions taken by the Company and to disclose a tax liability (or asset) if the Company has taken uncertain positions that more than likely than not would not be sustained upon examination by the Internal Revenue Service or other tax authorities.

GK Investment Holdings III, LLC

Notes to Financial Statements

For the Period from Inception (March 5, 2025) to June 30, 2025

Note 1 – Organization and Summary of Significant Accounting Policies for Future Operations (Continued)

Management has analyzed the tax positions taken by the Company and has concluded that as of June 30, 2025, there were no uncertain tax positions taken or expected to be taken that would require disclosure in the financial statements.

Accounting Pronouncements

For each of the accounting pronouncements that affect the Company, the Company has elected or plans to elect to follow the rule that allows companies engaging in an initial Regulation A offering to follow private company implementation dates.

The Company has adopted reporting standards and disclosure requirements as a “smaller reporting company” as defined in Rule 405 of the Securities Act, Rule 12b-2 of the Securities Exchange Act of 1934 and item 10(f) of Regulation S-K, as amended. These rules provide scaled disclosure accommodations, the purpose of which is to provide general regulatory relief to qualifying entities

In March 2020, the FASB issued ASU 2020-04, Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting. The London Interbank Offered Rate (LIBOR), which is widely used as a reference interest rate in debt agreements and other contracts, was effectively discontinued for new contracts as of December 31, 2021, and its publication for existing contracts is scheduled to be discontinued by June 30, 2023. Financial market regulators in certain jurisdictions throughout the world undertook reference rate reform initiatives to guide the transition and modification of debt agreements and other contracts that are based on LIBOR to the successor reference rate that will replace it. ASU 2020-04 was issued to provide companies that are impacted by these changes with the opportunity to elect certain expedients and exceptions that are intended to ease the potential burden of accounting for or recognizing the effects of reference rate reform on financial reporting.  Under ASU 2020-04, companies may generally elect to make use of the expedients and exceptions provided therein for any reference rate contract modifications that Reference Rate Reform (Topic 848):  Deferral of the Sunset of Topic 848, to extend that timeline from December 31, 2022 to December 31, 2024. The Company is currently evaluating the effect the adoption of this ASU will have on the consolidated financial statements. Other accounting standards that have been issued or proposed by the FASB or other standard-setting bodies are not currently applicable to the Company or are not expected to have a significant impact on the Company’s financial position, results of operations and cash flows.

GK Investment Holdings III, LLC

Notes to Financial Statements

For the Period from Inception (March 5, 2025) to June 30, 2025

Note 2 – Fair Value

Accounting standards require certain assets and liabilities to be reported at fair value in the financial statements and provide a framework for establishing that fair value. The framework for determining fair value is based on a hierarchy that prioritizes the valuation techniques and inputs used to measure fair value.

Fair values determined by Level 1 inputs use quoted prices in active markets for identical assets or liabilities that the Company has the ability to access.

Fair values determined by Level 2 inputs use other inputs that are observable, either directly or indirectly. These Level 2 inputs include quoted prices for similar assets and liabilities in active markets, and other inputs such as interest rates and yield curves that are observable at commonly quoted intervals.

Level 3 inputs are unobservable inputs, including inputs that are available in situations where there is little, if any, market activity for the related asset.

In instances whereby inputs used to measure fair value fall into different levels of the fair value hierarchy, fair value measurements in their entirety are categorized based on the lowest level input that is significant to the valuation. The Company’s assessment of the significance of particular inputs to these fair value measurements requires judgement and considers factors specific to each asset or liability.

Note 3 – Subsequent Events

The financial statements and related disclosures include evaluation of events up through and including November 3, 2025, which is the date the financial statements were available to be issued.

On March 31, 2025, the Company submitted its initial offering of up to $75,000,000 in the aggregate of 7.75% bonds. The purchase price per bond was offered at $1,000, with a minimum purchase amount of $5,000. Through June 30, 2025, the Company had sold $0 of Bonds.

Item 4. Exhibits

Exhibit Number	Exhibit Description

(2)(a)	Certificate of Formation of GK Investment Holdings III LLC dated March 5, 2025,incorporated by reference to Exhibit (2)(a) to the Company’s Offering Statement on Form 1-A filed on August 4, 2025.

(2)(b)	Limited Liability Company Agreement of the Company date March 5, 2025, incorporated by reference to Exhibit (2)(b) to the Company’s Offering Statement on Form 1-A filed on August 4, 2025.

(3)(a)	Bond Purchase Agreement.

(3)(b)	Form of Unsecured 8.0% Bond incorporated by reference to Exhibit (3)(b) to the Company’s Offering Statement on Form 1-A filed on August 4, 2025.

(4)	Form of Subscription Agreement, incorporated by reference to Exhibit (4) to the Company’s Offering Statement on Form 1-A filed on August 4, 2025.

(6)(a)	Escrow Agreement by and between by and between Wealthforge Distributors, LLC and GK Investment Holdings III LLC, incorporated by reference to Exhibit (6)(a) to the Company’s Offering Statement on Form 1-A filed on August 4, 2025.

(6)(b)	Service Fee Agreement by and between GK INVESTMENT HOLDINGS III LLC, a Delaware limited liability company and GK DEVELOPMENT, INC, an Illinois corporation, d/b/a “GK Real Estate” incorporated by reference to Exhibit (6)(b) to the Company’s Offering Statement on Form 1-A filed on August 4, 2025.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GK Investment Holdings III LLC, a Delaware limited liability company

By:	GK Development, Inc. dba GK Real Estate,
an Illinois corporation, Manager

By:	/s/ Garo Kholamian
Name:	Garo Kholamian
Its:	Sole Director
Date:	November 13, 2025

By:	/s/ Garo Kholamian
Name:	Garo Kholamian
Its:	President of our manager (Principal Executive Officer)
Date:	November 13, 2025

By:	/s/ Steven Hidgon
Name:	Steven Hidgon
Its:	Chief Financial Officer of our manager (Principal Financial Officer and Principal Accounting Officer)
Date:	November 13, 2025